U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4/A

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).
1. Name and Address of Reporting Person John Fry E., Jr.	2. Issuer Name and Ticker or Trading Symbol Axia Group, Inc. OTC-Bulletin Board Symbol = AXIA		6. Relationship of Reporting Person to Issuer (Check all applicable) X Director 10% Owner Officer (give Other (specify title below) below) Director of Axia Group, Inc.
(Last) (First) (Middle) 3619 Lake View Road	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year August 2001
(Street) Carson City Nevada 89703		5. If Amendment, Date of Original (Month/Year) June, 2001
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	August 15, 2001	J(1)		77,797(1)	D		70,340	D

FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

(1) Stock purchases of Reporting Person of June 14, 2001 of a total of 77,797 shares of common stock were rescinded by the Reporting Person and Axia Group, Inc., all shares have been returned and canceled by the Company and all purchase funds have been credited back to Mr. Fry.

** Intention misstatements or omission of facts constitute Federal Criminal Violations. /s/ John E. Fry, Jr August 27 , 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of John E. Fry, Jr Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

SEC 1474 (8-92)